SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the Month of July 2000

                          PEAK INTERNATIONAL LIMITED
            (Exact name of Registrant as specified in its charter)


                               44091 Nobel Drive
                                 P.O. Box 1767
                               Fremont, CA 94538
             (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                Peak International Limited files the following exhibit as part of this Report, which is incorporated by reference into this Report:

        Exhibit 99 Copy of Press Release, dated July 25, 2000, issued by Peak International Limited








































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

                                  SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PEAK INTERNATIONAL LIMITED



                                  By:    /s/ Calvin L. Reed
                                     --------------------------------------
                                     Name:   Calvin L. Reed
                                     Title:  President and Chief Executive
                                             Officer

Date:  July 26, 2000






























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

                                                                    Exhibit 99


Contact:
Cal Reed, President & CEO
Jack Menache, VP                                                 Jerry Mo, CFO
Fremont, CA: Tel: (510) 449-0104               Hong Kong: Tel: (852) 2402 5100


                       PEAK REPORTS STRONG FIRST QUARTER
                       -- Carrier tape volume doubles --

FREMONT, California and HONG KONG, July 25, 2000. Peak International Limited (NASDAQ: PEAKF; AMEX: PTT*) today reported results for its first fiscal quarter ended June 30, 2000. Peak reported strong fiscal performance and significant penetration of the market for carrier tape, shipping more than ten million meters in the quarter to an expanding customer base.

Net sales for the first fiscal quarter ended June 30, 2000 were $22.3 million compared with $21.5 million in the prior quarter and $18.8 million for the first fiscal quarter of 1999, an increase of 18.6% from the same period last year. Net income for the quarter was $4.3 million, or $0.30 per share on a fully diluted basis, compared with a net loss of ($3.6 million), or ($0.25) per share on a fully diluted basis, in the prior quarter due primarily to a write-down resulting from a change in inventory valuation methodology, and compared to a net income of $3.7 million, or $0.27 per share on a fully diluted basis for the first fiscal quarter last year.

The increase in net sales is attributable in part to a general increase in unit volume for the semiconductor industry and to Peak's penetration of the market for carrier tape. While unit volume for Peak's oldest product line, shipping tubes, was essentially flat, demand for JEDEC compliant matrix trays increased by approximately 23% and demand for precision engineered carrier tape increased by nearly 100% compared with the same period in the prior year. Net sales from carrier tape exceeded net sales from tubes for the first time in the company's history with shipments of more than ten million meters of carrier tape in the quarter. Increased sales for carrier tape were partially offset by reduced prices.

Cash increased by 36% to $25.3 million from $18.7 million in the prior quarter. Inventories decreased by approximately 19% to $15.5 million from $19 million in the prior quarter.

Cal Reed, Peak's President & CEO, said, "We are beginning to see the results of our efforts at Peak to serve the carrier tape market. We believe we have recently raised the bar with respect to price/performance and that will become increasingly obvious to our customers and competitors throughout this fiscal year. We believe we have made important advances in carrier tape technology and intend to apply for patents to protect this technology. The market for carrier tape is larger than the market for our other products and we have only begun to penetrate it. We will continue to invest in manufacturing capacity and we will expand our sales force."

About Peak International Limited (NASDAQ: PEAKF)

Peak International Limited is a low cost leading supplier of precision-engineered transport products for storage, transportation and automated handling of semiconductor devices and other electronic components. Peak employs approximately 2200 people worldwide, directly and through its Shenzhen, China operating partner. Peak operates warehouses throughout the world and offers JIT services to leading semiconductor manufacturers and assemblers. Peak is a leading recycler of used plastic matrix trays operating worldwide under its SemiCycle tradename.

*About Peak TrENDS Trust (AMEX: PTT)

Each share of PTT is entitled to a quarterly distribution of approximately $0.354 and, subject to a cash settlement feature, will be exchanged for between .8696 and 1 share of PEAKF on May 15, 2001. Peak International Limited will likely lose its status as a foreign filer if and when the TrENDS are converted. Peak International Limited is not affiliated with the Trust and has no obligations with respect to the TrENDS. Information regarding the TrENDS may be obtained from the trust, 850 Library Avenue, Newark, DE 19715,
Attn: Donald Puglisi (302) 738-6680.

This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, the ability of the company to attract and retain employees, the ability to patent its technology and to expand its manufacturing capacity and sales force, difficulties related to working in the PRC, market demand for the company's products, issues related to costs of manufacturing and raw materials, and other matters that could cause actual results to differ materially from the projections made herein. The words "believes", "expects", "anticipates", "intends", "plans", "estimates" and similar expressions identify such forward looking statements.










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

Consolidated Statements of Income

                            Three Months Ended June 30
                              (unaudited)   (unaudited)
                                    2000          1999
------------------------------------------------------
(in thousands, except per share data)


Net Sales:
  - third parties               $ 20,383     $  16,400

  - related companies              1,915         2,395
                                --------     ---------
                                  22,298        18,795

Cost of Goods Sold                12,601        10,747
                                --------     ---------
Gross Profit                       9,697         8,048

General & Administrative           2,963         2,467

Research & Development                29            82

Selling & Marketing                2,403         1,708
                                --------     ---------
Operating Income                   4,302         3,791

Other Income -net                     87           289

Interest Income                      276            66

Interest Expenses                      0             6
                                --------     ---------
Profit Before Tax                  4,665         4,140

Taxation                             400           398
                                --------     ---------
NET INCOME                      $  4,265     $   3,742
                                ========     =========
EARNINGS PER SHARE              $   0.31     $    0.28
- Basic
- Diluted                       $   0.30     $    0.27

Weighted Avg #Shares              13,743        13,515
- Basic
- Diluted                         14,075        13,740





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

Consolidated Balance Sheets
                                       June 30,     March 31,
                                         2000         2000
                                     (unaudited)   (unaudited)
-------------------------------------------------------------
(in thousands)


ASSETS

Current assets:

  Cash & cash equivalents             $  25,334     $  18,667

  Accounts receivable-net                13,368        13,283

  Inventory-net                          15,487        19,044

  Other receivables, deposits             1,240           860
    and prepayments

  Amounts due from related Companies        730           633

    Total Current Assets                 56,159        52,487
                                      ---------     ---------

  Deposits for acquisition of plant         853           341
  and equipment

  Property, plant and equipment-net      52,354        51,980
                                      ---------     ---------
TOTALS                                $ 109,366     $ 104,808
                                      =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

  Bank borrowings                     $     182     $       0

  Accounts payable:

    - trade                               2,930         3,749

    - property, plant and equipment       1,405         1,187

  Accrued special charges                   862           862

  Accrued other expenses                  2,911         2,755

  Taxation                                4,581         4,232

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

    Total Current Liabilities            12,871        12,785
                                      ---------     ---------


Deferred income taxes                     1,900         1,858

    Total Liabilities                    14,771        14,643
                                      ---------     ---------

Stockholders' Equity:

  Share capital                             137           137

  Additional paid-in capital             35,374        35,209

  Retained earnings                      60,004        55,739

  Cumulative translation adjustment        (920)         (920)

    Total stockholders' equity           94,595        90,165
                                      ---------     ---------
TOTALS                                $ 109,366     $ 104,808
                                      =========     =========



























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